AEye, Inc.

4670 Willow Road, Suite 125

Pleasanton, CA 94588

August 9, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:     Jenny O’Shanick

Re:	AEye, Inc. Registration Statement on Form S-1 Filed August 5, 2024 File No. 333-281235

Dear Ms. O’Shanick:

Reference is made to our letter, filed as correspondence via EDGAR on August 7, 2024, in which we requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m. Eastern Time on August 9, 2024, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Sincerely, AEye, Inc. By: /s/ Andrew Hughes Andrew Hughes General Counsel and Secretary

cc:	Matthew Fisch, AEye, Inc. Conor Tierney, AEye, Inc. Chris Forrester, Allen Overy Shearman Sterling US LLP Yian Huang, Allen Overy Shearman Sterling US LLP